Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

The following presentation was issued by Orthofix Medical Inc. (“Orthofix”) and SeaSpine Holdings

Corporation (“SeaSpine”) on November 1, 2022.

Stronger Together: Building a Leading Global Spine & Orthopedics Company November 1, 2022

Forward-Looking Statements This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. 2

Additional Information & Where to Find It In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402. Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above. 3

Complementary & Compelling Strengths

- Next generation differentiated artificial cervical disc
- #1 prescribed bone growth stimulator[1] portfolio in the U.S.
- Market leading cellular allograft[2] and only Lyograft tissue form
- Strong limb reconstruction & deformity correction portfolio
- Historically strong cash flow with positive EBITDA

ORTHOFIX | SeaSpine

- Unique 7D Flash Surgical Navigation System
- Rapid product innovation driving market-share taking with 45+ product launches since 2018
- Broadest advanced DBM portfolio backed by growing body of clinical evidence
- Rapidly accelerating commercial channel
- Double-digit revenue growth at >5x market spine growth[3]

1) iDATA Bone Growth Stimulator Market / Electrical Stimulation Device Market, U.S. 2018
2) SmartTRAK® - 2021 US Cellular Allografts Market – Revenues/Shares
3) SmartTRAK® - US Instrumented Fusion Market (2020-2026E CAGR)

ORTHOFIX SeaSpine

4

One of the Highly complementary industry’s broadest spine & orthopedics biologics & regenerative portfolios technology offerings Transformational Merger with Significant Strategic Accelerated adoption rengthened U.S. & Financial Benefits of innovative and international differentiated technologies commercial reach across all channels Driving Sustainable Growth & Value Creation Meaningful Strong financial profile cross-selling revenue with enhanced opportunities & cost synergies and for fully funded investment economies of scale

Transaction Summary

Transaction Structure	• All-stock merger of equals: SeaSpine shareholders receive 0.4163 shares of Orthofix common stock per share of SeaSpine common stock • Pro forma ownership: Approximately 56.5% Orthofix / Approximately 43.5% SeaSpine
Leadership	• 9-member board of directors – 5 designated by Orthofix including Lead Independent Director – 4 designated by SeaSpine • Executive Chairman: Jon Serbousek, President & CEO, Orthofix • Chief Executive Officer and board member: Keith Valentine, President & CEO, SeaSpine
Headquarters	• Combined company will be headquartered in Lewisville, Texas and will retain primary offices in Carlsbad, CA, and in Verona, Italy • Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will be retained.
Timing & Approvals	• Expected transaction close in first quarter of 2023 • Subject to approval by both companies' shareholders & customary closing conditions & regulatory approvals

ORTHOFIX SeaSpine



6

Expected Significant Growth & Value Creation

$ millions	Year 3
Revenue [1]	~$1,000
Revenue Growth CAGR [2]	Double-digits
Gross Margin	>70%
Adjusted EBITDA Margin	Mid-teens

- Well-financed with >$125 million of liquidity expected at closing[4]
- Expect to grow into existing $300 million credit facility over time

Revenue Growth

Complementary portfolios to drive projected double-digit growth post-integration period

Significant Cost Synergies

Leveraging combined infrastructures expected to generate $40M[3] in annualized cost savings by year three

Adj. EBITDA & Adj. ROIC Accretive

Adj. EBITDA expected to be accretive to Orthofix in the second year & Adj. ROIC accretive after fully realizing synergies

Fully-Funded

Organic growth funded through existing Orthofix and SeaSpine cash, the existing Orthofix Credit Facility, and free cash flow positive after fully realizing synergies

ORTHOFIX SeaSpine

1) Excludes net revenue synergies
2) Estimated compound annual revenue growth rate from 2022 to 2025
3) Excludes stock-based compensation savings
4) Cash + immediate availability under credit facility

7

Combination of Companies Individually Well Positioned for Growth



3-Year Revenue Growth Drivers

Orthofix Drivers to Low Double-Digit Growth

- DD Spine Fixation growth from 3 – 5 product and procedure launches per year and continued penetration into emerging markets
- Continued DD growth in BGT Fracture driven by recent AccelStim launch, future product launches and increasing channel investments
- HSD Orthopedics growth driven by channel expansion and further product launches expanding on our leading TrueLok and Fitbone platforms
- HSD Biologics growth through expanded portfolio and innovation
- Motion preservation portfolio enhancements for outpatient procedures and benefits of continued market momentum

SeaSpine Drivers to Sustain High-Teens Growth

- Continued share taking at >5x market growth in spinal implants and biologics from 45+ product launches since 2018
- Onboard additional transformative and exclusive distributor partners
- Higher product utilization per procedure from more complete portfolio
- Increased participation in higher-revenue-per-case complex and deformity procedures from upcoming full commercialization of Mariner Adult Deformity platform
- Enabling Technologies growth from recent full commercial launch of MIS module and higher conversion of revenue earnout arrangements

ORTHOFIX SeaSpine

HSD: High-single-digit
DD: Double-digit

8

Complementary Portfolios Bridging Across Growing Markets


Biologics
Bone Growth Therapies
Biologics & Regenerative Technologies
Spinal Implants
Motion Preservation
Spine Fixation
Orthopedics
Limb Reconstruction
Deformity Correction
Enabling Technologies
Surgical Navigation System
Preoperative Planning Software

$20B Total Addressable Market | 4.2% CAGR
$7B of Focused Growth Segments* | 6.1% CAGR

ORTHOFIX | SeaSpine

SmartTRAK® 2022 – 2026 U.S. Estimates

*Focused growth segments include Enabling Technologies, Motion Preservation, Interbody, DBM, LLIF/OLIF, MIS and Long Bone Stimulation

9

Differentiated & Synergistic Enabling Technologies Enabling technologies that service the full continuum of surgical care — from preoperative planning through surgical navigation 7D FLASH™ OrthoNext™ Navigation System Preoperative Planning System 10

Leading Spine Portfolio

Complementary, innovative suite of offerings that comprehensively address high-growth spine market segments

Cervical


M6-C™
Artificial Cervical Disc


NorthStar®
Posterior Cervical Fixation System


Construx™ Mini
PTC Spacer System


Shoreline™
Anterior Cervical Standalone System


CervicalStim™
Spinal Fusion Therapy


Admiral™
Anterior Cervical Plating System

Thoracolumbar Fixation


Mariner™
Pedicle Screw System


Firebird™ NXG
Spinal Fixation System


Regatta™
Lateral Plate


Janus™
Fenestrated Screw System

Interbodies


WaveForm™
3D Interbody


Forza™ TI
Ti Spacer System with Nanovate™ Technology


Reef® TO
With NanoMetalene™ Surface Technology


ForzaXP™
Expandable Spacer System


Explorer™ TO
Expandable Interbody


Forza PTC™
Spacer System

ORTHOFIX | SeaSpine

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Leading Orthopedic Limb Reconstruction & Deformity Correction Portfolio



Complementary, innovative suite of offerings that comprehensively address high-growth orthopedic market segments with a leading pediatrics portfolio



Fitbone™
Intramedullary Nail System



JPS™
Pediatric Plating System



TrueLok™ EVO
Ring Fixation System



GBeam™
Fusion Beaming System



eightPlate™
Pediatric Guided Growth System



Mariner® Deformity
Deformity Correction System



Galaxy™ Fixation Gemini
Fracture Treatment System



Ankle Hindfoot Nailing™
Intramedullary Nailing System

ORTHOFIX | SeaSpine

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One of the Broadest Biologics & Regenerative Technology Offerings in the Industry



Full spectrum of biologics & regenerative technologies to meet procedural needs

CBM / Lyograft	DBM	Synthetics	Growth factors	Stimulation
Trinity Elite™ Allograft with Viable Cells	OsteoTorrent™ Demineralized Bone Matrix	Opus™ Osteoconductive Scaffold	Novosis™ Next Generation rh-BMP-2 pending FDA approval in Spine & Orthopedics	CervicalStim™ Spinal Fusion Therapy
Virtuos™ Lyograft	Ballast® Demineralized Bone Matrix	Opus™ BA Osteoconductive Bioactive Graft		SpinalStim™ Spinal Fusion Therapy
	OsteoStrand® Demineralized Bone Matrix	Opus™ Mg Osteoconductive Injectable		PhysioStim™ Bone Growth Therapy
	FiberFuse™ Strip Demineralized Cortical Fibers			AccelStim™ Bone Healing Therapy
	Legacy™ Demineralized Bone Matrix			

ORTHOFIX | SeaSpine

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Diversified & Strategic Business Mix in Growing Markets Orthofix SeaSpine Combined Company 27% 24% 35% 40% 44% $463M* $230M* $693M* 56% 13% 15% 23% 23% Bone Growth Therapies Biologics Spinal Implants + Enabling Tech. Orthopedics *LTM revenue as of September 30, 2022 14

Combined Company Global Commercial Reach Products Distributed in $136M* 68 International countries Global manufacturing & R&D footprint $557M* ~1,600 US employees 6 Primary company offices continents Countries of distribution *LTM revenue as of September 30, 2022 15

Foundation to Invest In, Strengthen & Attract Top Commercial Channel Partners Portfolio Resources Pipeline

Meaningful Revenue & Cost Synergy Opportunities

Est. Revenue Synergies: >$25M

- >$200M base of complementary revenue between motion preservation, 7D enabling technologies, and BGT creates immediate pull-through opportunity
- International cross-selling: Orthofix Spine & Orthopedic established commercial channels + SeaSpine biologics & 7D Flash Navigation
- Expanded breadth of product portfolio to support large distributor conversions
- Increased product offerings per procedure

Working Capital and CapEx Synergies

- Efficiencies through economies of scale in spinal implant set and inventory asset utilization

Expected Cost Synergies: ~$40M[2]

- Reduction of redundant overhead, and public company costs
- Supply chain efficiencies

Revenue Risk to Manage: ~$20M[1]

Estimated dis-synergy risk from geographic overlap with opportunity for channel optimization, improved asset utilization, and forging new partnerships

ORTHOFIX | SeaSpine

[1]Based on due diligence, including revenue zip code analysis performed by 3rd party

[2]Cost synergies of $40M expected by Year 3 with incremental opportunity to reduce stock-based compensation expense

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Transformational Merger with Significant Strategic & Financial Benefits Highly complementary spine & One of the industry’s broadest biologics orthopedics portfolios & regenerative technology offerings Accelerated adoption of innovative and Strengthened U.S. & differentiated technologies across international commercial reach all channels Strong financial profile with Meaningful cross-selling revenue & enhanced opportunities for fully cost synergies and economies of scale funded investment 18 Strong financial profile cross-selling revenue with enhanced opportunities & cost synergies and for fully funded investment economies of scale Strong financial profile cross-selling revenue with enhanced opportunities & cost synergies and for fully funded investment economies of scale